UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1)or 13(e)(1) of the
Securities Exchange Act of 1934

ACCENTURE SCA

(Name of Subject Company (issuer))

ACCENTURE SCA
ACCENTURE INTERNATIONAL SARL

(Names of Filing Persons (offerors))

CLASS I COMMON SHARES,
PAR VALUE €1.25 PER SHARE
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Douglas G. Scrivner
Accenture
1661 Page Mill Road
Palo Alto, CA 94304
(650) 213-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
John B. Tehan
Alan D. Schnitzer
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Telephone: (212) 455-2000
Facsimile: (212) 455-2502

Calculation of filing fee

Transaction Valuation*	Amount of Filing Fee

$957,888,952	$121,365

*	Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, assuming that 40,761,232 Class I common shares are redeemed or purchased for $23.50 per share.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Filing Party:

Form or Registration No.: Date Filed:

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

☐	Check the following box if the filing is a final amendment reporting the results of the tender offer.

     This issuer tender offer statement on Schedule TO relates to an offer by Accenture SCA, a Luxembourg partnership limited by shares, to redeem, in accordance with its Articles of Association, and by Accenture International SARL, a Luxembourg private limited liability company and a wholly-owned subsidiary of Accenture SCA, to purchase, upon the terms and subject to the conditions contained in the tender offer, dated April 29, 2004, and the accompanying shareholder communication (which together constitute the “offer” and are filed as Exhibits (a)(1) and (a)(2) to this Schedule TO) up to an aggregate of 40,761,232 Class I common shares of Accenture SCA, par value €1.25 per share, at a price of $23.50 per share, in cash.

     In response to Items 1, 2, 4, 5, 6, 7, 8, 9 and 11, reference is made to the information set forth in the tender offer, which is hereby incorporated by reference into this Schedule TO.

Item 3. Identity and Background of Filing Persons.

     Accenture SCA is a filing person and the subject company. Accenture SCA maintains a registered office at 1 rue Guillaume Kroll, L-1882, Luxembourg. Accenture SCA’s telephone number in Luxembourg is (352) 26-42-35-00.

     Accenture International SARL is a filing person and a wholly-owned subsidiary of Accenture SCA, the other filing person and the subject company. Accenture International SARL maintains a registered office at 1 rue Guillaume Kroll, L-1882, Luxembourg. Accenture International SARL’s telephone number in Luxembourg is (352) 26-42-36-00.

     In response to Item 3, reference is also made to the information set forth in the tender offer, which is hereby incorporated by reference into this Schedule TO.

Item 10. Financial Statements.

     Not applicable.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)	Tender Offer, dated April 29, 2004 (filed herewith)
(a)(2)	Form of Shareholder Communication (including instructions)(filed herewith)
(a)(3)	Certification of Taxpayer Identification Number on IRS Substitute Form W-9 and Guidelines (incorporated by reference to Exhibit (a)(3) to Accenture SCA’s and Accenture International SARL’s Schedule TO filed on August 7, 2003)
(a)(4)	Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding Form W-8BEN (incorporated by reference to Exhibit (a)(4) to Accenture SCA’s and Accenture International SARL’s Schedule TO filed on November 19, 2002)
(d)(1)	Form of Articles of Association of Accenture SCA (incorporated by reference to Exhibit 10.2 to Accenture Ltd’s Quarterly Report on Form 10-Q for the period ended November 30, 2001 filed on January 14, 2002)
(d)(2)	Form of Global Power of Attorney (incorporated by reference to Exhibit (d)(2) to Accenture SCA’s and Accenture International SARL’s Schedule TO filed on November 19, 2002)
(d)(3)	Form of Spain/Sweden/Denmark Power of Attorney (incorporated by reference to Exhibit (d)(3) to Accenture SCA’s and Accenture International SARL’s Schedule TO filed on November 19, 2002)
(d)(4)	Form of Voting Agreement, dated as of April 18, 2001, among Accenture Ltd and the covered persons party thereto (incorporated by reference to Exhibit 9.1 to Accenture Ltd’s Registration Statement on Form S-1 filed on April 19, 2001 (the “Accenture Ltd April 19, 2001 Form S-1”))
(d)(5)	Form of Accenture SCA Transfer Rights Agreement, dated as of April 18, 2001, among Accenture SCA and the covered persons party thereto (incorporated by reference to Exhibit 10.6 to the Accenture Ltd April 19, 2001 Form S-1)
(d)(6)	Form of Letter Agreement, dated April 18, 2001, between Accenture SCA and certain shareholders of Accenture SCA (incorporated by reference to Exhibit 10.8 to the Accenture Ltd April 19, 2001 Form S-1)
(d)(7)	Form of Letter Agreement, dated May 21, 2001, between Accenture Ltd and Stichting Naritaweg I (incorporated by reference to Exhibit 10.13 to Accenture Ltd’s Registration Statement on Form S-1/A filed on July 2, 2001 (the “Accenture Ltd July 2, 2001 Form S-1/A”))
(d)(8)	Form of Letter Agreement, dated May 21, 2001, between Accenture Ltd and Stichting Naritaweg II (incorporated by reference to Exhibit 10.14 to the Accenture Ltd July 2, 2001)

Exhibit No.	Description
Form S-1/A)
(d)(9)	Form of Accenture Ltd Common Agreement (incorporated by reference to Exhibit 10.22 to Accenture Ltd’s Registration Statement on Form S-1/A filed on April 26, 2002 (the “Accenture Ltd April 26, 2002 Form S-1/A”))
(d)(10)	Form of Accenture SCA Common Agreement (incorporated by reference to Exhibit 10.23 to the Accenture Ltd April 26, 2002 Form S-1/A)
(d)(11)	Form of Transfer Restriction Agreement dated as of October 1, 2002 among Accenture Ltd and the transferors and transferees signatory thereto (incorporated by reference to Exhibit 9.1 to Accenture Ltd’s Quarterly Report on Form 10-Q for the period ended November 30, 2002 filed on January 14, 2003)
(d)(12)	Form of Transfer Restriction Agreement dated as of October 1, 2002 among Accenture SCA and the transferors and transferees signatory thereto (incorporated by reference to Exhibit 9.1 to Accenture SCA’s Quarterly Report on Form 10-Q for the period ended November 30, 2002 filed on January 13, 2003)
(d)(13)	Form of First Amendment, dated as of May 1, 2003, to Transfer Restriction Agreement dated as of October 1, 2002 among Accenture Ltd and the transferors and transferees signatory thereto (incorporated by reference to Exhibit (d)(13) to Accenture SCA’s and Accenture International SARL’s Schedule TO filed on September 30, 2003)
(d)(14)	Form of First Amendment, dated as of May 1, 2003, to Transfer Restriction Agreement dated as of October 1, 2002 among Accenture SCA and the transferors and transferees signatory thereto (incorporated by reference to Exhibit (d)(14) to Accenture SCA’s and Accenture International SARL’s Schedule TO filed on September 30, 2003)
(d)(15)	Form of Second Amendment, dated as of October 1, 2003, to Transfer Restriction Agreement dated as of October 1, 2002 among Accenture Ltd and the transferors and transferees signatory thereto, as amended (filed herewith)
(d)(16)	Form of Second Amendment, dated as of October 1, 2003, to Transfer Restriction Agreement dated as of October 1, 2002 among Accenture SCA and the transferors and transferees signatory thereto, as amended (filed herewith)

Item 13. Information required by Schedule 13e-3.

     Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, certify that the information set forth in this statement is true, complete and correct.

ACCENTURE SCA represented by its general partner, Accenture Ltd, itself represented by its duly authorized signatory

/s/ Michael E. Hughes

Name: Michael E. Hughes

ACCENTURE INTERNATIONAL SARL

/s/ Michael E. Hughes

Name: Michael E. Hughes Title: Manager
Dated: April 29, 2004